Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.
The tax character of distributions paid during the years ended March 31, 2010 and March 31, 2009 was as follows:


                                            Year Ended               Year Ended
                                        March 31, 2010           March 31, 2009
                                        ---------------------------------------
       Distributions paid from:
       Exempt-interest dividends           $ 3,829,437              $ 3,173,626
       Ordinary income                           7,153                    2,725
       Total                                $3,836,590               $3,176,351